SOGOTRADE, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-35930

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sogotrade, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 McBride and Son Center Drive, Suite 288
(No. and Street)

Chesterfield	MO	63005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kristopher Wallace	314 456 6090	kwallace@sogotrade.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weisberg, Mole', Krantz & Goldfarb, LLP
(Name – if individual, state last, first, and middle name)

185 Crossways Park Drive	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

12-14-2004	2107
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristopher Wallace , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sogotrade, Inc. , as of December 31 , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Kristopher A. Wallace

Digitally signed by Kristopher A. Wallace
Date: 2026.02.24 21:28:11 -06'00'

Title:
Chief Executive Officer

_____
Notary Public

This filing** contains (check all applicable boxes):

■ (a) Statement of financial condition.
■ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SOGOTRADE, INC

DECEMBER 31, 2025

TABLE OF CONTENTS



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
SogoTrade, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SogoTrade, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Weisberg, Mole', Krantz & Goldfarb. LLP

We have served as the Company's auditor since 2024.

Woodbury, New York
February 20, 2026

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
www.weisbergmole.com

SOGOTRADE, INC

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2025

Assets		
Cash	$	427,960
Due from clearing broker, including clearing deposit of $751,368		1,119,100
Commissions receivable		71,292
Prepaid expenses		45,374
Other assets		64,352
Total Assets	**$**	**1,728,078**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable, accrued expenses and other liabilities		531,347
Total liabilities	**$**	**531,347**
Stockholder's Equity		
Preferred stock: Series A - no par value		
4,000 shares authorized		
1,000 shares issued and outstanding		1,048,845
Common stock: no par value		
100 shares authorized, issued and outstanding		104,885
Retained earnings		43,001
Total stockholder's equity	**$**	**1,196,731**
Total liabilities and stockholder's equity	**$**	**1,728,078**

See notes to the financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

SogoTrade, Inc. (the "Company") was formed on March 27, 1986 in the State of South Carolina as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has adopted December 31 as its year end.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency and riskless principal transactions.

Pursuant to an agreement between the Company and Apex Clearing Corporation (APEX), all securities transactions of the Company are cleared and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by APEX.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements have been prepared using the accrual method of accounting and are prepared in conformity with generally accepted accounting principles in the United States of America.

Receivable from clearing broker
Receivable from clearing broker consists of money due from the Company's clearing firm, Apex Clearing Corporation, for income earned on securities transactions. Management has determined that there is no expected credit loss at December 31, 2025.

Uncertain tax positions
The Company has adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 740, Income Taxes. As a result of the implementation of ASC No. 740, the Company has not recognized any respective liability for unrecognized tax benefits, as it has no known tax positions that would subject the Company to any material income tax exposure. The tax years that remain subject to examination are the periods beginning on January 1, 2022 for all major tax jurisdictions.

Concentration of risk
The Company maintains cash in bank accounts which are non-interest bearing. Interest bearing and non-interest-bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents At December 31, 2025, the Company did maintain cash in excess of FDIC insurance limits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Leases

In accordance with ASU No. 2016-02, "Leases (ASC Topic 842)" leases are recognized as one of two types of leases – finance leases or operating leases. The standard requires that a lessee recognize a liability and related right of use asset on the statement of financial condition relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. This update was effective for the Company beginning January 1, 2019. The Company entered into a two year lease on August 1, 2025 and has a Right of use asset of $45,262 and an Operating lease liability on its Statement of Financial Condition of $45,262 on December 31, 2025.

Right of use assets ("ROU") represent the right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of the lease payments. We use the implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. See Note 3 for further details regarding the Company's leases.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers are recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Other income

Other income includes order flow revenue, and interest income. Order flow revenues are payments received from execution venues to which the Company sends equity and option orders. Order flow revenue is recognized at the point-in-time that the trades are executed. Interest income, which is generated from financial instruments covered by various other areas of GAAP, is not within the scope of ASC Topic 606, and is included in the table below in order to reconcile to total net revenues per the statement of income. Interest revenue is generated on interest earning assets. The Company's primary interest earning assets include cash and cash equivalents and margin loans, which constitute a large portion of receivables from clearing brokers.

Current Expected Credit Losses (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with Table of Contents FASB ASC 326-20, Financial Instruments — Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Receivables from customers

The Company's receivables from its brokerage customers include margin loans and accrued interest on these loans. Margin loans represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in customer accounts. Collateral is maintained at required levels at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Company subjects the borrowers to an internal qualification process and an interview to align investing objectives, and monitors customer activity. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans.

3. OPERATING LEASE

The Company signed a lease agreement for office space at 14 Wall Street, 20th floor, NYC NY 10005 on May 1, 2023. The Company's monthly rent is $981. Lease expense for lease payments is recognized on a straight-line basis over the lease terms.

The Company signed a two year lease in August 2025 for its office facility at 1 McBride & Son Center Dr. #288, Chesterfield MO 63005, under an amended operating lease expiring July 31, 2024. The Company's monthly rent was $6,585 for the year ended December 31, 2025. Lease expense for lease payments is recognized on a straight-line basis over the lease.

4. RELATED PARTY TRANSACTIONS

An affiliated company, Max Tech LLC, which is wholly-owned by Sogo Financial Management LLC (the Company's ultimate holding company), provided technical services to the Company for which it was billed $358,560. The Company has an outstanding balance due to Max Tech LLC of $349 as of December 31, 2025. Market Riders, Inc. is an independent Registered Investment Advisor that is owned by Sogo Financial Group Inc. (the Parent) and places trades through the Company, for which it earned $13,950 of commission revenues. As of December 31, 2025, there was no outstanding balance due from Market Riders, Inc.

5. EQUITY

Shares of Common Stock and Series A Preferred Stock may be issued, from time to time, as the Board of Directors shall determine, and on such terms and for such consideration, as shall be fixed by the Board of Directors. The holders of the Company's common stock are entitled to one vote for each share held at all meetings of the Stockholders and in all written actions in lieu of such meetings ("Stockholder Meetings"). The holders of the Series A Preferred Stock are entitled to 1/10 vote for each share of Series A Preferred Stock held at Stockholder Meetings. In addition, Series A Preferred Stock shall have certain rights and privileges.

6. INCOME TAXES

The Company is included in the consolidated tax return of Sogo Financial Group, Inc. We calculate the provision for income taxes by using a "separate return" method. Under this method, we are assumed to file a separate return with the tax authority, thereby reporting our taxable income or loss and paying the applicable tax to or receiving the appropriate refund from Sogo Financial Group, Inc. Our current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. We provide deferred taxes on temporary differences and on any carryforwards that we could claim on our hypothetical return and assess the need for a valuation allowance on deferred tax assets on the basis of our projected separate return results.

Any difference between the tax provision (or benefit) allocated to us under the separate return method and payments to be made to (or received from) Sogo Financial Group, Inc. for tax expenses are treated as either dividends or capital contributions. Accordingly, the amount by which our tax liability under the separate return method exceeds the amount of tax liability ultimately settled as a result of using incremental expenses of Sogo Financial Group, Inc. is periodically settled as a capital contribution from Sogo Financial Group, Inc. to us.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2022 are no longer subject to examination by tax authorities.

7. COMMITMENTS AND CONTINGENCIES

As a regulated securities broker dealer, from time to time the Company may be involved in proceedings and investigations by self-regulatory organizations or customers. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company there are no such actions pending against the Company that we can define that will have a material adverse effect on the Company's financial condition.

The Company has agreed to indemnify and hold harmless Apex for failures by customers, if any, to meet their obligations to the clearing broker.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which require the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2025, the Company had net capital, as defined, of $1,123,958, which exceeded the required minimum net capital of $32,407 by $1,091,551. Aggregate indebtedness at December 31, 2025 totaled $486,085. The Company's percentage of aggregate indebtedness to net capital was 43.25%.

9. REPORTABLE SEGMENTS

The company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency and riskless principal transactions. The company has identified its President as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment is the same as those described in the summary of significant accounting policies.

10. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2025 and through the date of the Independent Auditors' Report and determined that there are no material events that would require disclosures in the Company's financial statements.